Exhibit 4.1

September 14, 2009

Wegener Communications, Inc.
11350 Technology Circle
Duluth, Georgia  30155

Re:  Eleventh Amendment

Gentlemen:

Wegener Communications, Inc., a Georgia corporation ("Borrower") and Bank of America, N.A., successor interest by merger to LaSalle Bank National Association, a national banking association ("Bank"), have entered into that certain Loan and Security Agreement dated June 5, 1996 (the "Security Agreement").  From time to time thereafter, Borrower and Bank may have executed various amendments (each an "Amendment" and collectively the "Amendments") to the Security Agreement (the Security Agreement and the Amendments hereinafter are referred to, collectively, as the "Agreement").  Borrower and Bank now desire to further amend the Agreement as provided herein, subject to the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.           The Agreement hereby is amended as follows:

(a)           The first two (2) grammatical sentences of Paragraph 9 of the Agreement are deleted in their entirety and the following is substituted in their place:

9.
TERMINATION:  This Agreement shall be in effect from the date hereof until November 30, 2009 (the "Original Term") unless (a) Bank makes demand for repayment prior to the end of the Original Term; (b) the due date of the Liabilities is accelerated pursuant to paragraph 13 hereof; or (c) Borrower prepays all of the Liabilities prior to the end of the Original Term and by paying all of the Liabilities in full on the last day of such term.

(b)           Paragraph (1) of Exhibit A of the Agreement is deleted in its entirety and the following is substituted in its place:

(1)	LOAN LIMITS: Bank may, in its sole discretion, advance an amount up to the sum of the following sublimits (the “Loan Limit”):

(a)
Subject to subparagraph (4)(a) of this Exhibit A, up to eighty percent (80%) of the face amount (less maximum discounts, credits and allowances which may be taken by or granted to Account Debtors in connection therewith) of Borrower’s Eligible Accounts; plus

(b)
Subject to subparagraph (4)(b) of this Exhibit A, up to eighty percent (80%) of the face amount (less maximum discounts, credits and allowances which may be taken by or granted to Account Debtors in connection therewith) of Borrower’s Eligible Accounts or Five Hundred Thousand and No/100 Dollars ($500,000.00), whichever is less; plus

(c)	Subject to subparagraph (5)(a) of this Exhibit A, up to twenty percent (20%) of the lower of the cost or market value of Borrower’s Eligible Inventory; plus

(d)	Subject to subparagraph (5)(b) of this Exhibit A, up to twenty percent (20%) of the lower of the cost or market value of Borrower’s Eligible Inventory; plus

(e)	Subject to subparagraph (5)(c) of this Exhibit A, up to forty percent (40%) of the lower of the cost or market value of Borrower’s Eligible Inventory; plus

(f)	Subject to subparagraph (5)(d) of this Exhibit A, up to fifty percent (50%) of the lower of the cost or market value of Borrower’s Eligible Inventory; plus

(g)
Up to One Million and No/100 Dollars ($1,000,000.00) as a special accommodation; provided, however, the advances requested by Borrower under this subparagraph (1)(g) shall be made by Bank only if there is insufficient availability under subparagraphs (1)(a), (1)(b), (1)(c), (1)(d), (1)(e), and (1)(f) of this Exhibit A; plus

(h)
Up to fifty percent (50%) against the face amount of commercial Letters of Credit issued by Bank for the purpose of purchasing Eligible Inventory; provided, that such commercial Letters of Credit are in form and substance satisfactory to Bank; plus

(i)
Up to Five Hundred Thousand and No/100 Dollars ($500,000.00) as a special accommodation; provided, however, the advances requested by Borrower under this subparagraph (1)(i) shall be made by Bank only if (i) there is insufficient availability under subparagraphs (1)(a), (1)(b), (1)(c), (1)(d), (1)(e), and (1)(f) of this Exhibit A, and (ii) Bank has received a fully executed asset purchase agreement or merger agreement satisfactory to Bank, in Bank’s reasonable business judgment, for the sale or merger of Borrower to or into a third-party purchaser; minus

(j)	Such reserve as Bank elects, in its sole discretion, to establish from time to time;

provided, that the aggregate amount of Loans made pursuant to subparagraphs (1)(c), (1)(d), (1)(e), (1)(f) and 1(h) of this Exhibit A shall in no event exceed Four Million and No/100 Dollars ($4,000,000.00);

further provided, that the aggregate Loan Limit shall in no event exceed Four Million and No/100 Dollars ($4,000,000.00), except as such amount may be increased or decreased by Bank, in its sole discretion, from time to time.

(c)           Paragraph (6) of Exhibit A of the Agreement is deleted in its entirety and the following is substituted in its place:

(6)
INTEREST RATE:   (i) All Loans made pursuant to subparagraphs (1)(a), (1)(b), (1)(c), (1)(d), (1)(e), (1)(f), (1)(g), (1)(h) and (1)(i) of this Exhibit A shall bear interest at Two percent (2.00%) per annum in excess of Bank's publicly announced prime rate (which is not intended to be Bank's lowest or most favorable rate in effect at any time) (the "Prime Rate") in effect from time to time Interest shall be payable on the last business day of each month, in arrears. Each rate of interest set forth herein shall increase or decrease with each increase of decrease in the Prime Rate, effective on the effective date of each such change in the Prime Rate.  Upon the occurrence of an Event of Default and the continuance thereof, each Loan shall bear interest at the rate of two percent (2%) per annum in excess of the interest rate otherwise payable thereon, which interest shall be payable on demand. All interest shall be calculated upon the basis of a 360 day year.

2.           This Amendment is subject to Bank receiving, on or before October 15, 2009, a fully executed asset purchase agreement or merger agreement satisfactory to Bank, in Bank’s reasonable business judgment, for the sale or merger of Borrower to or into a third-party purchaser; provided, however, the failure of Borrower to so provide such fully executed asset purchase or merger agreement to Bank on or before October 15, 2009 shall be an automatic Event of Default as defined and set forth in the Agreement, and Bank shall have all of its rights and remedies as provided for in the Agreement without further notice to Borrower.  The foregoing should not be viewed as a complete delineation of any rights or remedies of Bank, all of which are hereby specifically reserved.

3.           This Amendment shall not become effective until fully executed by all parties hereto.

4.   Except as expressly amended hereby and by any other supplemental documents or instruments executed by either party hereto in order to effectuate the transactions contemplated hereby, the Agreement and Exhibit A thereto hereby are ratified and confirmed by the parties hereto and remain in full force and effect in accordance with the terms thereof.

Bank of America, N.A.,
successor in interest by merger to,
LaSalle Bank National Association

By:	/s/ Thomas H. Herron
Title:	Senior Vice President

Accepted and agreed to this
15th day of September, 2009.

WEGENER COMMUNICATIONS, INC.

By:	/s/ Robert A.Placek
Robert A. Placek
Title:	CEO

By:	/s/ C. Troy Woodbury, Jr.
C. Troy Woodbury, Jr.
Title:	Treasurer

Consented and agreed to by the following guarantor of the obligations of Wegener Communications, Inc. to LaSalle Bank National Association.

WEGENER COMMUNICATIONS, INC.

By:	/s/ Robert A.Placek
Robert A. Placek
Title:	President and CEO
Date:	September 15, 2009